As filed with the Securities and Exchange Commission on November 13, 2024

Securities Act File No. 333-279620

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK FUNDS III

(Exact Name of Registrant as Specified in the Charter)

400 Howard Street

San Francisco, California 94105

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BLACKROCK FUNDS III

50 Hudson Yards

New York, New York 10001

United States of America

(Name and Address of Agent for Service)

Copies to:

Jesse C. Kean, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Fund Advisors 50 Hudson Yards New York, New York 10001

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of beneficial interest. Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-279620) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Information Statement filed on July 23, 2024 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock LifePath® ESG Index 2025 Fund, a series of BlackRock Funds III, into BlackRock LifePath® ESG Index Retirement Fund, a series of BlackRock Funds III.

PART C.

OTHER INFORMATION

Item 15.	Indemnification

Section 10.02 of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides:

(a) Subject to the exceptions and limitations contained in paragraph (b) below: (i) every Person who is, or has been, a Trustee or officer of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series (unless the Series was terminated prior to any such liability or claim being known to the Trustees, in which case such obligations, to the extent not satisfied out of the assets of a Series, the obligation shall be an obligation of the Trust), to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such Covered Person in connection with any claim, action, suit, or proceeding in which such Covered Person becomes involved as a party or otherwise or is threatened to be involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by such Covered Person in the settlement thereof; and (ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits, or proceedings (civil, criminal, regulatory or other, including investigations and appeals), actual or threatened, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person: (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or (ii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) resulting in a payment by a Covered Person, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who neither are Interested Persons of the Trust nor are parties to the matter based upon a review of readily-available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, and administrators of such a Covered Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be repaid by such Covered Person to the Trust or Series if it ultimately is determined that he or she is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided a surety bond or some other appropriate security for such undertaking; (ii) the Trust or Series thereof is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily-available facts (as opposed to a trial-type inquiry or full investigation), that there is a reason to believe that such Covered Person will be entitled to indemnification under this Section 10.02. In connection with any determination pursuant to clause (iii) of the preceding sentence, any Covered Person who is a Trustee and is not an Interested Person of the Trust and any Covered Person who has been a Trustee and at such time was not an Interested Person of the Trust shall be entitled to a rebuttable presumption that he or she has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

(e) Any repeal or modification of this Section 10.02, or adoption or modification of any other provision of this Declaration or the By-Laws inconsistent with this Section, shall be prospective only, to the extent that such repeal, or modification adoption would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, adoption or modification.

Item 16.	Exhibits.

Exhibit Number		Description

1		—	Articles of Incorporation

	(a)	—	Amended and Restated Agreement and Declaration of Trust, dated November 17, 2006, is incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 59 to the Registration Statement BlackRock Funds III (the “Registrant”) on Form N-1A (File No. 33-54126) (the “Registrant’s Registration Statement”), filed on April 30, 2007.

	(b)	—	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust, dated December 11, 2007, is incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 62 to the Registrant’s Registration Statement, filed on December 27, 2007.

	(c)	—	Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust, dated November 13, 2009, is incorporated by reference to Exhibit (a)(2) of Post-Effective Amendment No. 81 to the Registrant’s Registration Statement, filed on December 29, 2009.

	(d)		Restated Certificate of Trust of the Registrant, dated April 22, 2010, is incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 88 to the Registrant’s Registration Statement, filed on May 3, 2010.

2		—	By-Laws

	(a)	—	Amended and Restated By-Laws of the Registrant, dated November 29, 2018, is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 313 to the Registrant’s Registration Statement, filed on October 30, 2019.

	(b)	—	Amendment No. 1 to the Amended and Restated By-Laws of the Registrant, dated November 11, 2020, is incorporated by reference to Exhibit 2(b) of Post-Effective Amendment No. 334 to the Registrant’s Registration Statement, filed on April 27, 2021.

3		—	Voting Trust Agreements

	(a)	—	Not applicable.

4		—	Plan of Reorganization

	(a)	—	Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Information Statement.

5		—	Instruments Defining Rights of Security Holders

	(a)	—	Reference is made to Article II, Article III (Sections 3.01, 3.02 and 3.07), Article IV (Section 4.03), Article VII, Article IX, Article X and Article XI of the Registrant’s Amended and Restated Agreement and Declaration of Trust, as amended and supplemented, filed as Exhibits 1(a) - 1(c), and to Article IV, Article VI, Article VIII, Article IX and Article XIII of the Registrant’s Amended and Restated By-Laws, as amended and supplemented, filed as Exhibits 2(a) - 2(b).

6		—	Investment Advisory Contracts

	(a)	—	Form of Amended and Restated Investment Advisory Contract, among the Registrant, BlackRock FundsSM, on behalf of BlackRock LifePath® Dynamic Retirement Fund, BlackRock LifePath® Dynamic 2025 Fund, BlackRock LifePath® Dynamic 2030 Fund, BlackRock LifePath® Dynamic 2035 Fund, BlackRock LifePath® Dynamic 2040 Fund, BlackRock LifePath® Dynamic 2045 Fund, BlackRock LifePath® Dynamic 2050 Fund, BlackRock LifePath® Dynamic 2055 Fund, BlackRock LifePath® Dynamic 2060 Fund and BlackRock LifePath® Dynamic 2065 Fund (collectively, the “LifePath Dynamic Funds”), and BlackRock Fund Advisors (“BFA”) is incorporated by reference to Exhibit 4(ddd) of Post-Effective Amendment No. 1116 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on February 16, 2022.

	(b)	—	Schedule A to the Amended and Restated Investment Advisory Contract, among the Registrant, BlackRock FundsSM and BFA, dated October 3, 2024, is incorporated herein by reference to Exhibit 4(zz) of Post-Effective Amendment No. 1242 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on October 3, 2024.

	(c)	—	Form of Sub-Investment Advisory Agreement between BFA and BlackRock International Limited, with respect to the LifePath Dynamic Funds, is incorporated by reference to Exhibit 4(b) of Post-Effective Amendment No. 318 to the Registrant’s Registration Statement, filed on March 9, 2020.

	(d)	—	Form of Schedule A to the Sub-Investment Advisory Agreement between BFA and BlackRock International Limited, with respect to the LifePath Dynamic Funds and BlackRock LifePath® Dynamic 2070 Fund, dated September 18, 2024, is incorporated by reference to Exhibit 4(d) of Post-Effective Amendment No. 393 to the Registrant’s Registration Statement, filed on September 18, 2024.

	(e)	—	Form of Sub-Advisory Agreement between BFA and BlackRock (Singapore) Limited, with respect to the LifePath Dynamic Funds, is incorporated by reference to Exhibit 4(c) of Post-Effective Amendment No. 318 to the Registrant’s Registration Statement, filed on March 9, 2020.

	(f)	—	Form of Schedule A to the Sub-Advisory Agreement between BFA and BlackRock (Singapore) Limited, with respect to the LifePath Dynamic Funds and BlackRock LifePath® Dynamic 2070 Fund, amended as of September 18, 2024, is incorporated by reference to Exhibit 4(f) of Post-Effective Amendment No. 393 to the Registrant’s Registration Statement, filed on September 18, 2024.

	(g)	—	Form of Sub-Advisory Agreement between BFA and BlackRock International Limited, with respect to BlackRock Diversified Fixed Income Fund, is incorporated by reference to Exhibit 4(e) of Post-Effective Amendment No. 369 to the Registrant’s Registration Statement, filed on April 23, 2024.

7		—	Underwriting Contracts

	(a)	—	Form of Amended and Restated Distribution Agreement between the Registrant and BlackRock Investments, LLC (“BRIL”) is incorporated by reference to Exhibit 5 of Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage SMID Cap Fund, Inc. (f/k/a BlackRock Advantage U.S. Total Market Fund, Inc.) (File No. 2-60836), filed on July 26, 2019.

	(b)	—	Exhibit A to the Amended and Restated Distribution Agreement between the Registrant and BlackRock Investments, LLC, amended as of October 3, 2024, is incorporated by reference to Exhibit 5(b) of Post-Effective Amendment No. 1242 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on October 3, 2024.

8		—	Bonus or Profit Sharing Contracts

	(a)	—	Not applicable.

9		—	Custodian Agreements

	(a)	—	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company (“State Street”), dated December 31, 2018, is incorporated by reference to Exhibit 7(g) of Post-Effective Amendment No. 943 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on February 28, 2019.

10		—	Rule 12b-1 and Rule 18f-3 Plans

	(a)	—	Amended and Restated Distribution and Service Plan, dated May 16, 2012, with respect to the LifePath Dynamic Funds, iShares U.S. Aggregate Bond Index Fund (f/k/a BlackRock U.S. Total Bond Index Fund) and iShares S&P 500 Index Fund (f/k/a BlackRock S&P 500 Index Fund) (the “Distribution and Service Plan”) is incorporated by reference to Exhibit 13(a) of Post-Effective Amendment No. 145 to the Registrant’s Registration Statement, filed on April 30, 2013.

	(b)	—	Appendix A to the Distribution and Service Plan, amended as of September 18, 2024, is incorporated by reference to Exhibit 13(a)(2) of Post-Effective Amendment No. 393 to the Registrant’s Registration Statement, filed on September 18, 2024.

	(c)	—	Form of Investor A Shares Distribution Plan with respect to the LifePath ESG Index Funds, the LifePath Index Funds, iShares MSCI Total International Index Fund (f/k/a BlackRock Total International ex U.S. Index Fund) and iShares Russell 1000 Large-Cap Index Fund (f/k/a BlackRock Large Cap Index Fund) (the “Investor A Distribution Plan”) is incorporated by reference to Exhibit 13(a) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (f/k/a BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.

	(d)	—	Exhibit A to the Investor A Shares Distribution Plan, amended September 18, 2024, is incorporated by reference to Exhibit 13(b)(2) of Post-Effective Amendment No. 391 to the Registrant’s Registration Statement, filed on September 18, 2024.

	(e)	—	Form of Investor P Shares Distribution Plan with respect to the LifePath Index Funds (the “Investor P Distribution Plan”) is incorporated by reference to Exhibit 13(c) of Post-Effective Amendment No. 282 to the Registrant’s Registration Statement, filed on July 6, 2018.

	(f)	—	Exhibit A to the Investor P Shares Distribution Plan, amended September 18, 2024, is incorporated by reference to Exhibit 13(c)(2) of Post-Effective Amendment No. 391 to the Registrant’s Registration Statement, filed on September 18, 2024.

	(g)	—	Amended and Restated Rule 18f-3 Multi-Class Plan, dated February 21, 2019, is incorporated by reference to Exhibit 14(a) of Post-Effective Amendment No. 305 to the Registrant’s Registration Statement, filed on July 1, 2019.

	(h)	—	Appendices to the Amended and Restated Rule 18f-3 Multi-Class Plan, amended November 23, 2020, are incorporated by reference to Exhibit 14(b) of Post-Effective Amendment No. 333 to the Registrant’s Registration Statement, filed on February 24, 2021.

11		—	Legal Opinions

	(a)	—	Opinion of Morris, Nichols, Arsht & Tunnell LLP as to the legality of the securities, is incorporated by reference to Exhibit 11(a) of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (File No. 333-279620) (the “N-14 Registration Statement”) filed on July 19, 2024.

12		—	Tax Opinions

	(a)	—	Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement, is filed herewith.

13		—	Other Material Contracts

	(a)	—	Administration and Fund Accounting Services Agreement between the Registrant and State Street, dated December 31, 2018, is incorporated by reference to Exhibit 8(k) of Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed on February 28, 2019.

	(b)	—	Form of Transfer Agency and Service Agreement between the Registrant, with respect to BlackRock Cash Funds: Institutional and BlackRock Cash Funds: Treasury (together, the “BlackRock Cash Funds”), and State Street is incorporated by reference to Exhibit 8(b) of Post-Effective Amendment No. 289 to the Registrant’s Registration Statement, filed on April 29, 2019.

(c)	—	Third Amended and Restated Shareholder Servicing Plan, with respect to only BlackRock Cash Funds: Treasury and its relevant classes as listed in Schedule 1 thereto, effective July 1, 2012, is incorporated by reference to Exhibit 8(d)(2) of Post-Effective Amendment No. 145 to the Registrant’s Registration Statement, filed on April 30, 2013.

(d)	—	Third Amended and Restated Shareholder Servicing and Processing Plan with respect to only the Trust Class Shares of the BlackRock Cash Funds: Treasury, effective July 1, 2012, is incorporated by reference to Exhibit 8(e) of Post-Effective Amendment No. 145 to the Registrant’s Registration Statement, filed on April 30, 2013.

(e)(1)	—	Form of Amended and Restated Administration Agreement between the Registrant and BlackRock Advisors, LLC (“BAL”), with respect to the LifePath Dynamic Funds, BlackRock LifePath® ESG Index Retirement Fund, BlackRock LifePath® ESG Index 2025 Fund, BlackRock LifePath® ESG Index 2030 Fund, BlackRock LifePath® ESG Index 2035 Fund, BlackRock LifePath® ESG Index 2040 Fund, BlackRock LifePath® ESG Index 2045 Fund, BlackRock LifePath® ESG Index 2050 Fund, BlackRock LifePath® ESG Index 2055 Fund, BlackRock LifePath® ESG Index 2060 Fund and BlackRock LifePath® ESG Index 2065 Fund (collectively, the “LifePath ESG Index Funds”), BlackRock LifePath® Index Retirement Fund, BlackRock LifePath® Index 2025 Fund, BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2035 Fund, BlackRock LifePath® Index 2040 Fund, BlackRock LifePath® Index 2045 Fund, BlackRock LifePath® Index 2050 Fund, BlackRock LifePath® Index 2055 Fund, BlackRock LifePath® Index 2060 Fund and BlackRock LifePath® Index 2065 Fund (collectively, the “LifePath Index Funds”), the BlackRock Cash Funds, iShares U.S. Aggregate Bond Index Fund (f/k/a BlackRock U.S. Total Bond Index Fund) and iShares S&P 500 Index Fund (f/k/a BlackRock S&P 500 Index Fund) (the “Unitary Administration Agreement”), is incorporated by reference to Exhibit 8(e) of Post-Effective Amendment No. 317 to the Registrant’s Registration Statement, filed on March 2, 2020.

(e)(2)	—	Appendix A to the Amended and Restated Administration Agreement between Registrant and BlackRock Advisors, LLC, dated October 3, 2024 is incorporated by reference to Exhibit 8(w) of Post-Effective Amendment No. 1242 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on October 3, 2024.

(f)(1)	—	Administration Agreement between the Registrant and BAL, with respect to iShares MSCI Total International Index Fund (f/k/a BlackRock Total International ex U.S. Index Fund) and iShares Russell 1000 Large-Cap Index Fund (f/k/a BlackRock Large Cap Index Fund) (the “Non-Unitary Administration Agreement”), is incorporated by reference to Exhibit 8(f)(1) of Post-Effective Amendment No. 145 to the Registrant’s Registration Statement, filed on April 30, 2013.

(f)(2)	—	Schedule A to the Non-Unitary Administration Agreement, amended March 2, 2020, is incorporated by reference to Exhibit 8(f)(2) of Post-Effective Amendment No. 317 to the Registrant’s Registration Statement, filed on March 2, 2020.

(g)	—	Master Administration Fee Waiver Agreement between the Registrant and BAL, with respect to the Select Share Class of the BlackRock Cash Funds, dated July 1, 2012, is incorporated by reference to Exhibit 8(g) of Post-Effective Amendment No. 145 to the Registrant’s Registration Statement, filed on April 30, 2013.

(h)	—	Form of Transfer Agency and Shareholder Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., with respect to iShares MSCI Total International Index Fund (f/k/a BlackRock Total International ex U.S. Index Fund), iShares U.S. Aggregate Bond Index Fund (f/k/a BlackRock U.S. Total Bond Index Fund), the LifePath Index Funds, the LifePath Dynamic Funds and iShares S&P 500 Index Fund (f/k/a BlackRock S&P 500 Index Fund), is incorporated by reference to Exhibit 8(a) of Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.

	(i)	—	Form of Thirteenth Amended and Restated Expense Limitation Agreement by and between Registrant, BlackRock Advisors, LLC and BlackRock Fund Advisors is incorporated by reference to Exhibit 8(e) of Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A of BlackRock ETF Trust (File No. 333-228832), filed on March 21, 2024.

	(j)	—	Form of Amended and Restated Shareholders’ Administrative Services Agreement between the Registrant and BAL is incorporated by reference to Exhibit 8(k) of Post-Effective Amendment No. 305 to the Registrant’s Registration Statement, filed on July 1, 2019.

	(k)	—	Form of Eleventh Amended and Restated Credit Agreement among Registrant, a syndicate of banks and certain other parties is incorporated herein by reference to Exhibit (h)(5) of Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of BlackRock Series Fund II, Inc. (File No. 333-224375), filed on April 19, 2024.

	(l)	—	Form of Eighth Amended and Restated Securities Lending Agency Agreement between Registrant and BlackRock Institutional Trust Company, N.A. is incorporated herein by reference to Exhibit 8(d) of Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A of BlackRock ETF Trust (File No. 333-228832), filed on March 21, 2024.

	(m)	—	Amended and Restated BlackRock Rule 12d1-4 Proprietary Fund of Funds Investment Agreement between the Registrant and the other registered open-end investment companies party thereto is incorporated by reference to Exhibit 8(m) of Post-Effective Amendment No. 391 to the Registrant’s Registration Statement, filed on September 18, 2024.

14		—	Other Opinions

	(a)	—	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, is incorporated by reference to Exhibit 14(a) of Pre-Effective Amendment No. 1 to the N-14 Registration Statement filed on July 19, 2024.

15		—	Omitted Financial Statements

	(a)	—	Not applicable.

16		—	Power of Attorney

	(a)	—	Power of Attorney is incorporated herein by reference to Exhibit 16(a) of the Registrant’s Registration Statement on Form N-14 (File No.333-279622) filed on May 22, 2024.

	(b)	—	Power of Attorney of Lori Richards is incorporated herein by reference to Exhibit 99(b) of Post-Effective Amendment No. 1212 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on July 5, 2024.

	(c)	—	Power of Attorney of Christopher J. Ailman is incorporated by reference to Exhibit 99(c) of Post-Effective Amendment No. 391 to the Registrant’s Registration Statement, filed on September 18, 2024.

17		—	Additional Exhibits

	(a)	—	Not applicable.

18		—	Calculation of Filing Fee Tables

		—	Not applicable.

Item 17.	Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 (as amended, the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on November 13, 2024.

BLACKROCK FUNDS III (REGISTRANT)
ON BEHALF OF
BLACKROCK LIFEPATH® ESG INDEX RETIREMENT FUND

By:	/S/ JOHN M. PERLOWSKI
(John M. Perlowski,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ JOHN M. PERLOWSKI	Trustee, President and Chief Executive Officer	November 13, 2024
(John M. Perlowski)	(Principal Executive Officer)

/S/ TRENT WALKER	Chief Financial Officer	November 13, 2024
(Trent Walker)	(Principal Financial and Accounting Officer)

CHRISTOPHER J. AILMAN*	Trustee
(Christopher J. Ailman)

SUSAN J. CARTER*	Trustee
(Susan J. Carter)

COLLETTE CHILTON*	Trustee
(Collette Chilton)

NEIL A. COTTY*	Trustee
(Neil A. Cotty)

LENA G. GOLDBERG*	Trustee
(Lena G. Goldberg)

HENRY R. KEIZER*	Trustee
(Henry R. Keizer)

CYNTHIA A. MONTGOMERY*	Trustee
(Cynthia A. Montgomery)

DONALD C. OPATRNY*	Trustee
(Donald C. Opatrny)

LORI RICHARDS*	Trustee
(Lori Richards)

MARK STALNECKER*	Trustee
(Mark Stalnecker)

KENNETH L. URISH*	Trustee
(Kenneth L. Urish)

CLAIRE A. WALTON*	Trustee
(Claire A. Walton)

ROBERT FAIRBAIRN*	Trustee
(Robert Fairbairn)

*By: /S/ JANEY AHN		November 13, 2024
(Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number		Description

12(a)	—	Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement.